Exhibit (e)(3)(b)
Retention Term Sheet Agreement
     The following provisions shall apply with respect to your continued employment for the one year period following the termination of your existing employment agreement in connection with the closing of the merger of MedImmune, Inc. (the “Company”) with an indirect subsidiary of AstraZeneca PLC, pursuant to the merger agreement executed by the Company as of the date hereof.

Employee:	James F. Young

Title:	President, Research and Development

Base Salary:	Same as current base salary

Annual Bonus:	2007 bonus as described in current plans and subject to merger agreement. Subsequent annual bonus as determined by Board of Directors of the Company at commencement of subsequent year

Retention Award:	Consistent with Retention Incentive program for senior employees (i.e., 25% award payable upon completion of one year’s employment following the closing of the merger)

Severance Protection for One Year Period Following Merger:	Severance Benefit: Sum of one year’s base salary and target bonus

Severance Trigger: Termination without “cause” (as defined in existing employment agreement)

Additional Terms:	Executive agrees that he will be subject to the restrictive covenants as set forth in his existing employment agreement (which shall survive the termination of such agreement), except that notwithstanding the terms of such section to the contrary, the restricted period with respect to clauses (i) and (ii) of such section shall expire on the first anniversary of any termination of executive’s employment with the Company and the restricted period with respect to clause (iii) of such section shall expire on the second anniversary of any termination of executive’s employment with the Company.
     The operative effect of the agreements embodied in this Term Sheet are conditioned upon (i) the closing of a merger between the Company and a subsidiary of AstraZeneca and (ii) your continued employment by Company as of such closing.
     If the terms set forth in this Term Sheet fully and accurately reflect our agreement regarding the matters addressed, please indicate your acknowledgment and agreement by signing in the space provided.

MEDIMMUNE, INC.	James F. Young

/s/ David M. Mott	/s/ James F. Young

Name: David M. Mott	Name: James F. Young
Title: CEO	Date: 4/22/07
Date: 4/22/07